Exhibit 99.28 (e)(2)

EXHIBITA

This EXHIBIT A dated as of                   , 2011 is exhibit A to that certain Underwriting Agreement dated as of February 2, 2007, between Professional Funds Distributor, LLC and The Roxbury Funds.

PORTFOLIOS

Roxbury Small Cap Growth Fund

Roxbury/MarVista Strategic Growth Fund